UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  9)*

SAMSONITE CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

79604V105

(CUSIP Number)

James L. Learner, P.C.

Kirkland & Ellis International LLP

Tower 42

25 Old Broad Street

London EC2N 1HQ

United Kingdom

Telephone Number:  +44 (0) 20 7816 8700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79604V105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bain Capital (Europe) LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 161,674,889 (see item 5)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 161,674,889 (see item 5)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 161,674,889 (see item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 44.4%

14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer
Item 1 is hereby amended to add the following:

This Amendment No. 9 supplements and amends the initial statement on Schedule 13D dated May 9, 2003 (the “Initial Statement”), Amendment No. 1 to the Initial Statement dated August 6, 2003 (“Amendment No. 1”), Amendment No. 2 to the Initial Statement dated August 28, 2003 (“Amendment No. 2”), Amendment No. 3 to the Initial Statement dated September 30, 2003 (“Amendment No. 3”), Amendment No. 4 to the Initial Statement dated April 27, 2004 (“Amendment No. 4”), Amendment No. 5 to the Initial Statement dated July 20, 2004 (“Amendment No. 5”), Amendment No. 6 to the Initial Statement dated October 22, 2004 (“Amendment No. 6”), Amendment No. 7 to the Initial Statement dated January 5, 2005 (“Amendment No. 7”), and Amendment No. 8 to the Initial Statement dated November 15, 2005 (“Amendment No. 8”) filed by the Reporting Person. The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, CO 80239.  This Amendment No. 9 (this “Amendment”) to Schedule 13D relates to the Common Stock, par value $0.01 per share (“Common Stock”), the convertible Preferred Stock, par value of $0.01 per share (“Preferred Stock”), and warrants, exercisable in exchange for 11.194 shares of Common Stock (the “Warrants”), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the “Issuer”). The Preferred Stock is convertible on demand into shares of Common Stock and holders of Preferred Stock may vote their Preferred Stock on an as-converted basis. The Warrants are currently convertible into Common Stock at the exercise price of $13.02 per share.

Item 2.	Identity and Background
Item 2 is hereby deleted in its entirety and replaced as follows:

This Amendment is filed by Bain Capital (Europe) LLC, a limited liability company organized under the laws of the State of Delaware (the “Reporting Person”).  The Reporting Person was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Reporting Person is, engaging in any lawful act or activity for which limited liability companies may be formed under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.) (the “Act”), as amended from time to time, and engaging in any and all activities necessary or incidental to the foregoing.  The current principal business address of the Reporting Person is Devonshire House, Mayfair Place, London, England W1J8AJ.

Bain Capital Investors, LLC, a limited liability company organized under the laws of the State of Delaware, is the sole “manager” (as that term is used in the Act) of the Reporting Person, with the title of “Manager.” Bain Capital Investors, LLC was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Manager is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act, as amended from time to time, and engaging in any and all activities necessary or incidental to the foregoing.  The current principal business address of Bain Capital Investors, LLC is at c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

During the last five years, neither the Reporting Person, the Manager nor, to the knowledge of the Reporting Person, any of the persons listed on Schedules A and B to this Statement (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:

The Reporting Person, on December 30, 2005, purchased 1,442 shares of Preferred Stock in a private transaction for an aggregate consideration equal to $3,475,220, which was obtained by the Reporting Person through equity capital contributions made to the Reporting Person by certain of its members.

Item 4.	Purpose of Transaction
Item 4 is hereby amended to add the following:

On December 30, 2005, the Reporting Person purchased, for investment purposes, 1,442 shares of Preferred Stock in a private transaction, involving Whitebox Convertible Arbitrage Partners, LP and Pandora Select Partners, LP as sellers and Imperial Capital, LLC as the executing broker, for an aggregate consideration equal to $3,475,220.

As of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in:
(i) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iv)        Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(v) Any material change in the present capitalization or dividend policy of the Issuer;
(vi) Any other material change in the Issuer’s business or corporate structure;
(vii) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(viii)  Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(ix) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(x) Any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Issuer at any time in the future. In determining from time to time whether to sell its Warrants or shares of the Issuer’s Preferred Stock or Common Stock (and in what amounts) or to retain such Warrants and shares, the Reporting Person will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.  Also, consistent with their investment intent, the Reporting Person has engaged in and continues to engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including but not limited to its operations.

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby deleted in its entirety and replaced as follows:

(a) - (b)       The Reporting Person beneficially owns and has sole power to vote and sole power of disposition over 161,674,889 shares of Common Stock of the Issuer, or approximately 44.4% of the Issuer’s outstanding Common Stock (based upon 227,159,626 shares of Common Stock reported by the Issuer on December 15, 2005 to be outstanding on December 9, 2005) through its ownership of (i) 24,477,118 shares of Common Stock, (ii) 47,561 shares of convertible Preferred Stock and interest accrued thereon (as at December 30, 2005), convertible into an aggregate of 137,141,801 shares of Common Stock, which is calculated by dividing the face value and accrued dividends on the Preferred Stock, through December 30, 2005, by the conversion price of the Preferred Stock, which is $0.42, and (iii) 5,000 Warrants, exercisable for 55,970 shares of Common Stock in exchange for payment of $13.02 per share of Common Stock.

(c)                                Except as set forth in Item 4 above, since the most recent filing of Schedule 13D by the Reporting Person there have been no reportable transactions by the Reporting Person with respect to the Common Stock of the Issuer.

(d) - (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended to add the following:

The Reporting Person did not irrevocably commit to purchase the Preferred Stock until December 30, 2005, however, the Reporting Person on December 13, 2005, in contemplation of one or more possible transactions:  (1) acknowledged a letter dated December 13, 2005 from Whitebox Convertible Arbitrage Partners, LP and Pandora Select Partners, LP (together, the “Sellers”) pursuant to which, among other things, the Sellers represented, warranted, and covenanted that they know that the Reporting Person holds a substantial percentage of the issued and outstanding shares of common and preferred stock of the Issuer and that they are aware the Reporting Person may possess material non-public information regarding such securities, and furthermore, the Sellers release the Reporting Person from all claims arising out of the sale of Issuer’s securities to the Reporting Person; and (2) provided certain representations and warranties regarding its status as a “qualified institutional buyer” in a letter to Imperial Capital, LLC and Paul, Hastings, Janofsky & Walker LLP dated December 13, 2005 in connection with the purchase of Preferred Stock.

Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended to add the following:
	Exhibit 13	Letter Agreement dated December 13, 2005 from Whitebox Convertible Arbitrage Partners, LP and Pandora Select Partners, LP to Bain Capital (Europe) LLC.
	Exhibit 14	Letter Agreement dated December 13, 2005 from Bain Capital (Europe) LLC to Imperial Capital, LLC and Paul, Hastings, Janofsky & Walker LLP.

SCHEDULE A

OFFICERS OF BAIN CAPITAL (EUROPE), LLC

Name	Title

Dwight M. Poler (1),(2)	President

Ferdinando Grimaldi Quartieri (1,3)	Vice President

Melissa Wong Bethell (1,2)	Vice President

Michael Colato (1,4)	Secretary

(1)                                  The current principal business address of each officer of the Reporting Person is c/o Bain Capital (Europe), LLC, Devonshire House, Mayfair Place, London, England W1J8AJ.

(2)                                  Dwight M. Poler and Melissa Wong Bethell are citizens of the United States of America.

(3)                                  Ferdinando Grimaldi Quartieri is a citizen of Italy.

(4)                                  Michael Colato is a citizen of the United Kingdom.

SCHEDULE B

OFFICERS OF BAIN CAPITAL INVESTORS, LLC.

Name	Title

Richard C. Albright	Managing Director

Andrew Balson	Managing Director

Steve Barnes	Managing Director

Joshua Bekenstein	Managing Director

Edward W. Conard	Managing Director

John P. Connaughton	Managing Director

Paul B. Edgerley	Managing Director

Michael F. Goss	Managing Director/Chief Financial Officer/ Secretary

Matthew S. Levin	Managing Director

Ian Loring	Managing Director

Phil Loughlin	Managing Director

Mark E. Nunnelly	Managing Director

Stephen G. Pagliuca	Managing Director

Dwight M. Poler	Managing Director

Stephen M. Zide	Managing Director

(1)                                  The current principal business address of each officer of Bain Capital Investors, LLC is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA, 02199.

(2)                                  Each of the officers is a citizen of the United States of America.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2006
Date

Bain Capital (Europe) LLC /s/ Melissa Wong Bethell
Signature

Melissa Wong Bethell / Vice President
Name/Title